Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On March 13, 2018, Seaspan Corporation, or Seaspan, acquired the remaining 89.2% that it did not own of Greater China Intermodal Investments LLC, or GCI, from affiliates of The Carlyle Group and the minority owners of GCI for total purchase consideration equal to $498.1 million, including settlement of intercompany balances, carrying value of previously held equity interest and transaction fees. The purchase price consisted of cash, Seaspan’s Series D preferred shares and Seaspan’s Class A common shares.

The following unaudited pro forma condensed consolidated statements of operations and accompanying notes (“Pro Forma Financial Statements”) are based on Seaspan and GCI’s historical consolidated financial statements as adjusted to give effect to Seaspan’s acquisition of GCI. The Pro Forma Financial Statements for the three months ended March 31, 2018 and the year ended December 31, 2017 are presented as if the acquisition had occurred on January 1, 2017. The Pro Forma Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and should be read together with Seaspan’s audited consolidated financial statements contained in Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2017 and GCI’s audited consolidated financial statements for the year ended December 31, 2017 included as Exhibit 99.1 to this Form 6-K.

The acquisition of GCI by Seaspan was accounted for as an asset acquisition and the tangible assets and identifiable intangible assets acquired and liabilities assumed were recorded on a relative fair value basis. The purchase price adjustments reflected in the following Pro Forma Financial Statements and set forth in Note 3 have been made solely for the purpose of preparing these Pro Forma Financial Statements. In preparing these Pro Forma Financial Statements, no adjustments have been made to reflect the operating synergies that may result from consolidating the operations of Seaspan and GCI.

The Pro Forma Financial Statements are not necessarily indicative of the results that would have actually been achieved if the acquisition of GCI had been completed on the date indicated. They also may not be useful in predicting the future financial condition and results of operations of the consolidated company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

SEASPAN CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the three months ended March 31, 2018

(In thousands of United States dollars, except per share amount and number of shares)

	Three months ended March 31, 2018 Seaspan	January 1, 2018 to March 13, 2018 GCI	Pro Forma Adjustments (Note 3)		Three months ended March 31, 2018 Pro Forma Consolidated
Revenue	$224,776	$39,534	$(1,432)	(a)(b)(c)	$262,878
Operating expenses:
Ship operating	49,549	8,312	(864)	(a)	56,997
Depreciation and amortization	53,925	10,230	(1,212)	(d)(e)	62,943
General and administrative	7,273	13,993	(12,992)	(f)	8,274
Operating leases	31,194	—	—		31,194

	141,941	32,535	(15,068)		159,408

Operating earnings	82,835	6,999	13,636		103,470
Other expenses (income)
Interest expense and amortization of deferred financing fees	38,981	10,860	3,351	(g)(h)(i)	53,192
Interest income	(1,270)	—	427	(a)	(843)
Undrawn credit facility fees	211	—	—		211
Change in fair value of financial instruments	(19,322)	(1,501)	—		(20,823)
Acquisition-related gain on contract settlement	(2,430)	—	2,430	(j)	—
Equity income on investment	(1,216)	—	1,216	(k)	—
Other expenses	165	(5)	—		160

	15,119	9,354	7,424		31,897

Net earnings	$67,716	$(2,355)	$6,212		$71,573

Earnings per share
Basic and diluted	$0.37				$0.39

Weighted average shares (in 000s)
Basic	133,998		1,984	(m)	135,982
Diluted	134,124		3,635	(m)	137,759

SEASPAN CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2017

(In thousands of United States dollars, except per share amount and number of shares)

	Seaspan	GCI	Pro Forma Adjustments (Note 3)		Pro Forma Consolidated
Revenue	$831,324	$188,355	$(8,619)	(a)(b)(c)	$1,011,060
Operating expenses:
Ship operating	183,916	35,699	(4,447)	(a)	215,168
Cost of services, supervision fees	1,300	—	(1,300)	(a)	—
Depreciation and amortization	199,938	48,952	(6,169)	(d)(e)	242,721
General and administrative	40,091	3,196	—		43,287
Operating leases	115,544	—	—		115,544
Loss (gain) on disposals	(13,604)	—	—		(13,604)
Expenses related to customer bankruptcy	1,013	351	—		1,364

	528,198	88,198	(11,916)		604,480

Operating earnings	303,126	100,157	3,297		406,580
Other expenses (income)
Interest expense and amortization of deferred financing fees	116,389	48,073	23,958	(g)(h)(i)	188,420
Interest income	(4,558)	—	2,677	(a)	(1,881)
Undrawn credit facility fees	2,173	—	—		2,173
Refinancing expenses	—	587	—		587
Change in fair value of financial instruments	12,631	(169)	—		12,462
Equity income on investment	(5,835)	—	5,835	(k)	—
Other expenses (income)	7,089	—	—		7,089

	127,889	48,491	32,470		208,850

Net earnings before income taxes	175,237	51,666	(29,173)		197,730
Income tax expense	—	417	(367)	(l)	50

Net earnings	$175,237	$51,249	$(28,806)		$197,680

Earnings per share
Basic	$0.94				$1.06
Diluted	$0.94				$1.04

Weighted average shares (in 000s)
Basic	117,524		2,515	(m)	120,039
Diluted	117,605		5,142	(m)	122,747

SEASPAN CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of United States dollars, unless otherwise indicated)

1.	Basis of Presentation

On March 13, 2018, Seaspan Corporation, or Seaspan, acquired the remaining 89.2% that it did not own of Greater China Intermodal Investments LLC, or GCI, from affiliates of The Carlyle Group and the minority owners of GCI for total purchase consideration equal to $498.1 million, including settlement of intercompany balances, carrying value of previously held equity interest and transaction fees. The purchase price consisted of cash, Seaspan’s Series D preferred shares and Seaspan’s Class A common shares.

The following unaudited pro forma condensed consolidated statements of operations and accompanying notes (“Pro Forma Financial Statements”) are based on Seaspan and GCI’s historical consolidated financial statements as adjusted to give effect to Seaspan’s acquisition of GCI. The Pro Forma Financial Statements for the three months ended March 31, 2018 and the year ended December 31, 2017 are presented as if the acquisition had occurred on January 1, 2017. The Pro Forma Financial Statements for the three months ended March 31, 2018 are based on Seaspan’s historical statement of operations for the three months ended March 31, 2018 (which includes GCI’s results from March 14, 2018 until March 31, 2018) and GCI’s statement of operations for the period from January 1, 2018 until March 13, 2018.

The Pro Forma Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America and the accounting policies of GCI have been conformed to those of Seaspan, and should be read together with Seaspan’s audited consolidated financial statements contained in Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2017 and GCI’s audited consolidated financial statements for the year ended December 31, 2017 included as Exhibit 99.1 to this Form 6-K.

2.	Acquisition of GCI

The acquisition of the remaining 89.2% interest in GCI has been accounted for as an acquisition of assets as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable group of similar identifiable assets. Accordingly, the consideration has been allocated on a relative fair value basis to the assets acquired and liabilities assumed.

The following table summarizes the total consideration transferred and the purchase price allocation:

Cash	$316,680
1,986,449 of Seaspan’s Series D preferred shares	47,158
2,514,996 of the Seaspan’s Class A common shares	13,908
Settlement of intercompany balances	56,503
Carrying value of previously held equity interest	61,891
Transaction fees	1,910

Total fair value of consideration transferred	$498,050

Cash and cash equivalents	$70,121
Current assets	5,316
Vessels	1,369,628
Vessels under construction	28,924
Other assets	107,407

Total assets acquired	1,581,396

Debt assumed	1,038,081
Current liabilities	31,115
Other long-term liabilities	14,150

Total liabilities assumed	1,083,346

Net assets acquired	$498,050

SEASPAN CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of United States dollars, unless otherwise indicated)

3.	Pro Forma Assumptions and Adjustments

The pro forma adjustments reflected in the unaudited pro forma condensed consolidated statements of operations gives effect to events that are directly attributable to the acquisition of GCI, are expected to have a continuing impact and are factually supportable:

(a)	Reflects adjustments to eliminate intercompany accounts between Seaspan and GCI as follows:

	January 1, 2018 – March 13, 2018	Year ended December 31, 2017
Ship management revenue	$864	$4,447
Construction fee revenue	—	1,300
Interest income	427	2,677

(b)	Reflects the amortization of intangible assets and liabilities related to the acquired time charters of $0.9 million (year ended December 31, 2017 – $4.6 million) which is recorded as a reduction of revenue. The fair value of intangible assets and liabilities related to time charters is amortized on a straight-line basis over the remaining term of the time charters ranging from one to nine years. Amortization commences upon commencement of the related time charter.

(c)	Reflects the elimination of amortization of other assets of $0.4 million (year ended December 31, 2017 – $1.7 million) which is recorded as an increase in revenue as GCI’s other assets were assigned a fair value of nil. In GCI’s historical financial statements the amortization of other assets was recorded as a decrease in revenue.

(d)	Reflects the reduction in depreciation expense of the acquired vessels of $1.4 million (year ended December 31, 2017 – $6.8 million). The adjustment of vessel carrying value to fair market value of $217.8 million is depreciated on a straight-line basis over the remaining useful life of each vessel ranging between 26 to 30 years. Depreciation commences upon delivery of the related vessel.

(e)	Reflects an increase in depreciation expense of $0.2 million (year ended December 31, 2017 – $0.7 million) to adjust salvage values used in the calculation of depreciation to conform with Seaspan’s policy.

(f)	Represents the payment of transaction costs of GCI of $13.0 million (year ended December 31, 2017 – nil), all of which were paid in cash on closing and that are non-recurring transaction costs directly related to the acquisition of GCI.

(g)	Reflects an increase in interest expense of $0.1 million (year ended December 31, 2017 – $0.6 million) related to the amortization of the fair value adjustment of $2.8 million to long-term debt.

(h)	Reflects an increase in interest expense and amortization of deferred financing fees of $4.0 million (year ended December 31, 2017 – $27.2 million) to reflect the interest expense and amortization of deferred financing fees associated with the following debt and warrants to finance the GCI acquisition:

(i)	The issuance to certain affiliates of Fairfax Financial Holdings Ltd. (“Fairfax”), in a private placement, of $250.0 million 5.5% senior notes due 2025 (“Fairfax Notes”) and warrants (“Fairfax Warrants”) to purchase 38,461,539 of Seaspan’s Class A Common shares for an aggregate issue price of $250.0 million.

(ii)	The secured term loan facility for $100.0 million which bears interest at LIBOR plus a margin.

(i)	Reflects the elimination of amortization of deferred financing fees of $0.7 million (year ended December 31, 2017 – $3.8 million) as GCI’s deferred financing fees were assigned a fair value of nil.

(j)	Reflects the acquisition-related gain on an intercompany contract settlement that is a non-recurring transaction that is directly related to the acquisition of GCI.

(k)	Reflects the elimination of Seaspan’s equity income on investment in GCI.

SEASPAN CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of United States dollars, unless otherwise indicated)

(l)	Reflects the elimination of certain of GCI’s tax expense to conform with Seaspan’s tax status.

(m)	Earnings per share:

	Three months ended March 31, 2018			Year ended December 31, 2017
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$71,573			$197,680
Less:
Preferred share dividends	(17,738)			(64,476)
Additional preferred share dividends related to Series D preferred shares considered outstanding from January 1, 2017	—			(3,948)
Additional accretion of puttable preferred shares	(464)			(1,884)

Basic EPS:
Earnings attributable to common shareholders	$53,371	135,982,087	$0.39	$127,372	120,038,996	$1.06
Effect of dilutive securities:
Share-based compensation	—	126,000		—	81,400
Fairfax Warrants considered outstanding from January 1, 2017	—	1,650,686		—	2,626,399

Diluted EPS:
Earnings attributable to common shareholders	$53,371	137,758,773	$0.39	$127,372	122,746,795	$1.04